OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Niveau Brands Inc.

2120 University Ave
Berkeley, CA 94704

www.drinksmartenergy.com

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Niveau Brands, Inc. (the "Company") is offering up to One Hundred Thousand (100,000) shares of its Common Stock on a "best efforts" basis. The offering may continue until the earlier of May 24, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at One Dollar ($1.00) per share for the first ten (10) days of this offering, and thereafter at One Dollar Twenty Five Cents $1.25) per share.

Our target offering amount is Ten Thousand Dollars ($10,000). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of
Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

The market for alternatives to soft drinks is projected to grow due to increasingly health conscious consumers. More than ever, adults in the United States are attracted to products that are compatible with an active lifestyle and promote health and wellness. The team at Niveau Brands will work to improve market penetration of our flagship product and develop additional product lines and flavors to capitalize off of growing consumer demand. Our product is currently available in 500+ brick and mortar locations. In addition to these locations a bulk of our business comes from e-commerce channels such as our company website, Amazon.com, Walmart.com etc. Our biggest competitors in the energy shot space includes, 5-hour Energy, Stacker 2, Tweaker, Rhino Rush and K Chill. Convenient stores sold these Energy shots, and others, to the tune of $770 million for the 52 weeks ending Dec. 25, 2016, according to

Information Resources Inc. (IRI) Total U.S. Convenience Store All Scan data. Please see additional information on the company's current and planned business in Appendix C.

The team

Officers and directors

Elliott Johnson	CEO
Marielle Wardell	Vice President

Elliott Johnson
Elliott is a Strategic Visionary with business development and analytical expertise who focuses on growing the profits of the company. Elliott is the Co-Founder and CEO of Niveau Brands. He is responsible for the overall success of Niveau since its inception in 2015. His duties are, but not limited to, sales, supply chain management, and coordinating marketing efforts of the team. As a former Computer Programmer/Database analyst he transitioned into the world of Business Development and Sales. As head of business development of EnjoyFresh Inc., a Food Tech startup(DEC 2015 - Present), Elliott works directly with the CEO to develop market penetration strategies, and execution of sales plans. Prior to working in Food Tech, Elliott worked in the exciting world of logistics with Modern Express Courier from Jan 2014 to Dec 2015. As VP of Business Development Elliott helped increase profits by not only adding new sales opportunities, but also re-negotiating contracts with vendors. Fun fact: Lost 100 lbs through diet and exercise

Marielle Wardell
Marielle is a Mathematics enthusiast with an MBA from Santa Clara University. As Co-Founder of Niveau Brands, Marielle launched the company in July 2015. Her focus is helping Niveau Brands reach its goals thru excellent operations, logistics, and financial management. Marielle graduated from Harvey Mudd College with a BS in Mathematics in 2008, where she served on student government as Social Co-Chair and delivered the 2008 student commencement speech. She completed the MBA program at Santa Clara University in 2014. As of December 2015, Marielle currently works as a Director of Human Resources for a premium work-space furniture provider. Prior to this role(Jul 2013 - Aug 2016) she worked as a Facilities Operations Manager at Modern Express Courier, where she was responsible for strategic development for a high volume same day delivery service.

Related party transactions

Received $10,000 check issued on September 23rd, 2016 from Lisa DuBois (mother of officer Marielle Wardell) to be repaid without interest within a 12 month period.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We have minimal operating history.** Operating history – NIVEAU BRANDS,

INC., is a new company that was founded in July 2015. The founders have been working on launching this product for several years on a part-time basis. Although there has been some traction, and small revenue, the company has not yet proven how successful it can operate with a significant amount of cash-flow, which creates the potential risk in use of cash. Despite the company being resourceful prior to raising, it is unknown how effective the company will be when given the opportunity.

- **There are many competitors who are better positioned than we are to take on the majority of the market.** Competitive risks – the company is in a very competitive and ever changing beverage market. Uniquely positioned with a niche of health and social awareness, it is likely that in the future competitors will arise forcing the company to react to protect its place in the market. There is no history on how the company will respond to new challenges.
- **We rely on third-party vendors to manufacture products that are essential to our business.** Supply chain risks – the company has a backup supplier for each area of production, however, they may be more costly. There are possibilities that disruptions in the supply chain could result in lost of sales and which will effect profitability and rate of growth.
- **The introduction of new products may adversely effect our financial condition.** Product expansion - the company intends to release new flavors of the current line in addition to additional product lines. Although the company will do research there is no guarantee these new flavors or lines will be successful. If not successful it could also be costly to the growth rate of the company.
- **Our growth projections may be inaccurate.** Forecasting Risk: the company has what it considers to be accurate projections for sales growth. Projections and forecasting at this stage are educated guesses at best, there is no way of knowing if the plan will hit the numbers. When comparing to other products the company's projections look realistic, but there are several other factors that could cause the projections to fail completely in comparison to other similar products.
- **Although we currently supply our product, we may not meet customer expectations when we mass produce.** Customers' Expectations: The company does not make a energy drink that meets the standard caffeine amounts of it's competitors. Reviewers and customers may be disappointed in the effects of the product if expecting a huge burst of energy. Although the company currently has several customers that love the product, only time will tell if the conversion of healthy energy drink seekers works out for the company.
- **Strategic pivots from our company's mission may negatively impact the success of our company.** Strategy Pivots: The company began as a beverage for the non-drinker at a bar. It then became a mixer for cocktails as well. The next part of the evolution was the 2 ounce energy shot bottle. These pivots could potentially confuse new customers, and diminish brand loyalty.
- **We may need more working capital in the future.** Working Capital: We have limited working capital and may need to raise additional capital in the future. Our capital needs will depend upon our rate of growth, inventory needs, new products we launch, etc. These factors cannot be predicted with certainty. We may need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement.
- **The loss of one or more of our key personnel, or our failure to attract and**

retain other highly qualified personnel in the future, can harm our business. Management Team: To be successful, the company requires capable people to run its day to day operations. As we grow, we will need to attract and hire additional employees in sales, marketing, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company's performance, we may be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in location right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of our investment.
- **We may not have enough shares authorized for this offering.** Authorized Shares: We are in the process of amending our Articles of Incorporation with the State of Nevada and plan to have 5,000,000 shares authorized before the close of this Offering. However, in the event that we are unable to amend our Articles of Incorporation and authorize the increase of shares of Common Stock, we will not be able able to close on this Offering and you will not be able to invest in our company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Elliott Johnson, 54.0% ownership, Common Stock
- Marielle Wardell, 36.0% ownership, Common Stock

Classes of securities

- Common Stock: 4,500,000

Voting Rights

The holders of shares of the Company's common stock, no par value per share ("Voting Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Limitations on voting Rights

The only type of securities being offered is common stock, which is the same type that the founders own. However, founders own 4,500,000 shares and we are offering a max of 100,000 shares in this offering. The founders own 4,500,000 shares so even though you are entitled to a vote, your vote will never be the majority.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2015-12-13.

Financial Condition

Results of Operation

In our first year, 2015, we have generated minimal revenues as we tested customer acceptance. Online Sales from October through End of year 2015 were approximately $600. Sales in 2016 for the same period October through December were above $4,000. Based on our forecast, with increased marketing and advertisement efforts, we anticipate that we can continue to increase the online business exponentially.

In 2015 cost of revenue from October thru year end was $2,911. We expect cost of revenue as a percentage of revenues to decrease as our production volume increases.

We expect sales and marketing expenses as a percentage of revenue to increase as we ramp up our marketing efforts to reach new customers.

Financial Milestones

Niveau Brands with investment expects to scale at a higher velocity. Management currently forecasts 2018, 2019 and 2020 revenue of $143K, $300K and $500K, respectively, and believes the company will generate positive net income beginning in 2018.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The company has an outstanding consignment loan note for $23,000. The notes bears interest of 14% per year, paid monthly in arrears, with the balance due at maturity on September 09, 2017. Per the Related Party Transactions, we also received $10,000 check issued on September 23rd, 2016 from Lisa DuBois (mother of officer Marielle Wardell) to be repaid without interest within a 12 month period.

Recent offerings of securities

- 2016-12-02, Regulation Crowdfunding, 0 Debt. Use of proceeds: No proceeds from offering were raised.

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair and conservative leaning market value.

USE OF PROCEEDS

The funds raised in this offering will be used for the following general purposes:

- SEO and Advertising
- Product giveaways and Marketing
- New Flavor(s) launch
- New Product line
- Merchandise design and inventory purchase
- Operating overhead (office, supplies, administrative expenses)
- Salaries
- Tradeshows and events

Anticipated Use of Proceeds

If Target Amount Sold: 10,000

StartEngine Fees: 600

Campaign Professional Fees: 2,500

Net Proceeds: 6,900

Events 2,000

Marketing 4,000

Administrative 1,000

If Maximum Offering Sold : 100,000

StartEngine Fees: 6,000

Campaign Professional Fees: 6,000

Net Proceeds: 88,000

SEO and Advertising 9,000

Product giveaways and Marketing 7,000

New Flavor(s) launch 10,700

New Product line 14,000

Merchandise design and inventory purchase 4,000

Operating overhead (office, supplies, administrative expenses) 5,000

Salaries 24,000

Tradeshows and events 5,500

Pay down Debt 8,800

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Niveau Brands Inc.

[See attached]

I, Elliott Johnson (Print Name), the CEO (Title of Officer) of Niveau Brands Inc. (Company Name), hereby certify that the financial statements of Niveau Brands and notes thereto for the periods ending Jan 1, 2015 (beginning date of review) and Dec 31, 2015(End Date of Review) included in this Form C offering statement are true and complete in all material respects.
IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/5/2017 (Date of Execution).

Elliott Johnson (Signature)

CEO (Title)

4/5/2017 (Date)

Niveau Brands, Inc.

Financial Statements

For the Period from Inception (July 17, 2015) through December 31, 2015

Elliott Johnson, CEO

Table of Contents

Balance Sheet
(in USD)

		Dec 31, 2015
Assets		
Current assets		
Cash	$	3,083
Inventory		3,221
Total current assets		6,304
Other noncurrent assets		-
Total assets	$	6,304
Liabilities and Shareholders' Equity		
Accrued liabilities	$	2,392
Note payable		2,000
Common stock		
No par value; 1,500 shares authorized; 1,500 shares issued and outstanding as of Dec 31, 2015		25
Retained earnings		1,887
Shareholders' equity		1,912
Total Liabilities and Shareholders' Equity	$	6,304

Income Statement
(in USD)

	Period from Inception (Jul 17, 2015) through Dec 31, 2015
Revenues	$ 5,763
Cost of revenues	2,911
Gross profit	2,852
Operating expenses	
Sales & marketing expenses	638
General & administrative expenses	327
Total operating expenses	965
Operating income	1,887
Tax benefit (expense)	-
Net income	$ 1,887

Statement of Shareholders' Equity
Period from Inception (July 17, 2015) through December 31, 2015
(in USD)

	Common Stock		Retained Earnings	Total Shareholders' Equity
	Shares	Amount		
Balances - July 16, 2015	-	$ -	$ -	$ -
Issuance of Common Stock	1,500	25	-	25
Net income	-	-	1,887	1,887
Balances - December 31, 2015	1,500	$ 25	$ 1,887	$ 1,912

Statement of Cash Flows
(in USD)

	Period from Inception (Jul 17, 2015) through Dec 31, 2015
Cash Flows from Operations	
Net income (loss)	$ 1,887
Changes in assets and liabilities	
Other assets	(3,221)
Accrued liabilities	2,392
Total Cash Flows from Operations	1,058
Cash Flows from Investments	
Purchase of assets	-
Total Cash Flows from Investments	-
Cash Flows from Financing	
Issuance of Common Stock	25
Issuance of note payable	2,000
Total Cash Flows from Financing	2,025
Total Cash Flows	3,083
Beginning Cash Balance	-
Ending Cash Balance	$ 3,083

NOTE 1 – NATURE OF OPERATIONS

Niveau Brands, Inc. (“Niveau Brands” or the “Company”), was incorporated as a Nevada corporation on July 17, 2015. The financial statements of Niveau Brands (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).The Company’s headquarters are in Berkeley, California.

Niveau Brands is seeking to revolutionize the energy drink market by offering energy drinks that contain no calories, no sugar and no artificial sweeteners. In contrast, Niveau Brands drinks contain green tea, B vitamins, stevia extract and natural herbs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventory
Inventory balances are stated at the lower of cost or market value.

Concentration of Risk
The Company relies on one supplier (the “Supplier”) to manufacture its products which it sells to customers. A disruption in this supply channel could have a material adverse effect on the Company’s business.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Sales of Goods when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – Inventory

Our inventory is split into two categories, raw materials and finished goods.
Raw materials are used in the production of goods and finished goods inventory is eventually sold to a customer.

NOTE 4 – DEBT

In August of 2015 the Company entered into a note payable for proceeds of $2,000. The note bears no interest and are due December 31, 2016. The note is unsecured and proceeds were used to complete initial production.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock We have authorized the issuance of 100,000 shares of our common stock with par value of $0.0000.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2015 through April 5th, 2017, the issuance date of these financial statements.

The company has an outstanding consignment loan note for $23,000. The notes bears interest of 14% per year, paid monthly in arrears, with the balance due at maturity on September 09, 2017.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

Discover Investments Edit My Campaign Jason K. ▾

Niveau Brands Inc. is pending **StartEngine Approval.**


MUDDER
SMART ENERGY
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Investors

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Raised of $10k - $100k goal

Niveau Brands Inc.

Alternative energy beverage promoting a healthy and active lifestyle

Small OPO · Berkeley, CA · Food & Beverage
Accepting International Investment

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Overview | Team | Terms | Updates | Comments | Share

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SMART ENERGY
ORIGINAL PENGUIN

Focus. Energy. Health. Memory.

Invest in Niveau Smart Energy

We're disrupting the beverage industry by putting a new twist on a lucrative category. The market for alternatives to soft drinks is projected to grow due to increasingly health conscious consumers. More than ever, adults in the United States are attracted to products that are compatible with an active lifestyle and promote health and wellness. The team at Niveau Brands will work to improve market penetration of our flagship product and develop additional product lines and flavors to capitali[Help] of growing consumer demand. If you share our vision, please join the us and help make it a reality!

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A letter from the founders:

"Now is a great time to be a health and wellness brand. Niveau Smart Energy is disrupting the energy drink market with an approach that is **focused on health and social consciousness.**


NIVEAU™
SMART
ENERGY
M I X E R

Initially we launched a product that would provide people with nonalcoholic options in their social lives at restaurants, bars and clubs. Non-drinkers would have an option to make them feel healthy and included among their (perhaps partying) peers.

Our idea has since evolved into what we believe is the **most versatile** energy product on the market. There is no right or wrong way to drink Niveau Smart Energy. Drink it straight, over ice, or mixed in any beverage. Drink Smart Energy in the morning before going to the gym, in the afternoon at work, in the evening while out and about with friends, or the next day to help re-hydrate after a long night.

Thank you for taking the time to learn about our company. We hope you will join us on the next chapter of our story."

Founders
Elliott & Marielle

Investment
Minimum investment: $150

$1.00 /share | When you invest you are betting the Company's future value will exceed $5,000,000.


SMART
ENERGY
M I X E R
NON-ALCOHOLIC
CITRUS BLEND

Perks
In addition to the perks below, every investor will receive a free 4 pack of Niveau Smart Energy!

500+
Founders edition: 2 signed bottles 750ML Bottles of Smart Energy 750ML

$1,000+
Two invitations to lunch with the founders, location TBD. (Travel not included)

$2,500+
VIP invitation to every Niveau event.

$5,000+
Invitation to annual investor event including business update, tour one of our production facilities and tasting of new flavors and products we are currently working on.

People Love Smart Energy!

*"I ordered this product because I am on a diet and need to lose 20 lbs by summer. This one appealed to me because it has **zero calories** and it has **no sugars** or artificial flavors. I like that this gives you energy while enhancing your mood. I feel that a bad mood is such a waste of time and not fair to my family and friends. I drink a health smoothie for lunch everyday and I added this to it. I thought it made my smoothie taste amazing. It counteracted the taste of spinach in it."*

-Nicole


SMART
ENERGY

Niveau Smart Energy is Versatile

Sales Channels:

- Online (E-Commerce)
- Grocery Stores
- Gyms & Health Clubs
- Restaurants
- Bars and Clubs
- Airlines
- Hotels

And more...

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NIVEAU™
SMART ENERGY
SMART
ENERGY
MIXER
Drink it or Mix it.
2 fl. oz. (59 mL)
CITRUS BLEND

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Over Ice


JUICE

Mix It



Shoot It

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Drink It or Mix It

Drink it or mix it! Niveau Smart Energy is designed to hydrate and increase alertness and focus. Smart Energy is flexible -- enjoy it chilled over ice or mixed into any beverage. You can add Smart Energy to your favorite juice, smoothie, or cocktail! Check out some of our popular recipes below!


SMARTENERGY
Cran-blueberry
1 oz Niveau Smart Energy
1 oz Vodka
5 oz Cranberry
A handful of blueberries


Pican Punch
1 oz Niveau Smart Energy
1 oz Cane Rum
.5 oz pineapple juice
.5 oz pomegranate juice
.5 oz raspberry syrup
SMARTENERGY


SMARTENERGY
Smart and Simple
2 oz Niveau Smart Energy
2 oz ounces water


SMARTENERGY
Smart and Simple
2 oz Niveau Smart Energy
2 oz ounces water

Smart Ingredients

Attained from carefully chosen botanical elements and natural herbal extracts, Niveau Smart Energy is a complex formula engineered to give you all the energy you want without polluting your body!

Stevia	B Vitamins	Green Tea	Rhodiola	DMAE
• All natural • Zero calorie sweetener	• Used in cell metabolism	• Herbal extract • Rich in anti-oxidants	• Herbal extract • Mood enhancer	• Organic compound • Memory enhancer


LORNA
ACTIVEWEAR FOR
$30
End of CLASS Challenge
LORNA JA
SMART ENERGY

The Energy Drink Market Today

The non-alcoholic beverage industry in US Markets is currently estimated by the NY Times to have a **market cap of $135.4B.** Consumers are demanding healthier brands in response to obesity rates and scrutiny of the sugar industry. Research suggest that the non-alcoholic beverage industry will be driven by growth in smaller, emerging "Better-for-you brands."

The Energy drink category leaders have not responded to consumer demand for health and wellness space brands beyond sugar-free and reduced calorie versions. Niveau Smart Energy is well positioned to capture health and wellness customers in the energy drink market.

Year by Year Growth

This timeline according to Statista depicts the dollar sales of energy drink beverages and shots in the United States in 2011 and provides a forecast for 2012 to 2015. In 2011, dollar sales of energy drink beverages and shots in the United States amounted to about 8.1 billion U.S. dollars. According to the source, it is estimated that category sales will increase to 13.5 billion US dollars by 2015.


Products and services segmentation (2016)
4.9%
Energy drink mixes
27.5%
Energy shots
67.6%
Energy drinks
Total $8.2bn
SOURCE: WWW.IBISWORLD.COM


$15B
$12.5B
$10B
$7.5B
$5B
$2.5B
0
$13.5 Billion in Sales in 2015
2011
2012
2013
2014
2015
Dollar Sales of Energy Drink Beverages and Shots in the U.S.

July 2015



Niveau Brands, Inc.

Niveau Brands Incorporates and prepares to launch.

September 2015



First Restaurant to Place Us on Their Menu!

Oakland California fine dinning establishment, Pican, is happy to provide a healthy boost to is patrons.

October 2015

Amazon Prime Eligible

Introduced the world to our 2 oz mini bottles via Amazon.com!

December 2015



First East Coast Grocery Store

Rastelli's Market becomes the first grocery store to carry Niveau Smart Energy on the east coast. As a California company with east coast founders, we were very excited!

January 2016


SMART
ENERGY

Introduced New Packaging

We expanded our 12 pack offering by adding a 4 pack as well as a 24 pack.

March 2016

Secured 12K Inventory Loan

First Inventory Loan.

October 2016

12K Loan Repaid

Repaid 12K inventory Loan and successfully obtained our second inventory loan of 30,000.

February 2017

Walmart.com Launch

Part of our e-commerce penetration initiative.

April 2017

Niveau Launches on StartEngine

Niveau Launches their Regulation Crowdfunding campaign o StartEngi

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In the Press

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Meet the Founders





Elliott Johnson

CEO

Elliott is a Strategic Visionary with business development and analytical expertise who focuses on growing the profits of the company. Elliott is the Co-Founder and CEO of Niveau Brands. He is responsible for the overall success of Niveau since its inception in 2015. His duties are, but not limited to, sales, supply chain management, and coordinating marketing efforts of the team. As a former Computer Programmer/Database analyst he transitioned into the world of Business Development and Sales. As head of business development of EnjoyFresh Inc., a Food Tech startup(DEC 2015 - Present), Elliott works directly with the CEO to develop market penetration strategies, and execution of sales plans. Prior to working in Food Tech, Elliott worked in the exciting world of logistics with Modern Express Courier from Jan 2014 to Dec 2015. As VP of Business Development Elliott helped increase profits by not only adding new sales opportunities, but also re-negotiating contracts with vendors. Fun fact: Lost 100 lbs through diet and exercise

Marielle Wardell

Vice President

Marielle is a Mathematics enthusiast with an MBA from Santa Clara University. As Co-Founder of Niveau Brands, Marielle launched the company in July 2015. Her focus is helping Niveau Brands reach its goals thru excellent operations, logistics, and financial management. Marielle graduated from Harvey Mudd College with a BS in Mathematics in 2008, where she served on student government as Social Co-Chair and delivered the 2008 student commencement speech. She completed the MBA program at Santa Clara University in 2014. As of December 2015, Marielle currently works as a Director of Human Resources for a premium work-space furniture provider. Prior to this role(Jul 2013 - Aug 2016) she worked as a Facilities Operations Manager at Modern Express Courier, where she was responsible for strategic development for a high volume same day delivery service.

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And the Rest of the Team



Antonia Provost

Brand Ambassador

Antonia is for sure a positive light on our team. Her relationship skills, excitement and attention to detail help increase brand awareness and sales.



Susan Alvarez

Chief Creative Officer

Susan is responsible for the overall look and feel of Niveau Brands. Susan's experience includes interactive, TV, print, brand design and comic relief while working on deadlines.



Andrey Vinogradsky

Advisor

Andrey brings over 15 years of retail experience. He has and continues to prove instrumental in developing short and long-term distributor and retail partnerships.

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Offering Summary

Niveau Brands, Inc. (the "Company") is offering up to One Hundred Thousand (100,000) shares of its Common Stock on a "best efforts" basis. The offering may continue until the earlier of May 24, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at One Dollar ($1.00) per share for the first ten (10) days of this offering, and thereafter at One Dollar Twenty Five Cents $1.25) per share.

Our target offering amount is Ten Thousand Dollars ($10,000). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

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Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investmen[t] decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not bee[n] recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

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VIDEO TRANSCRIPT (Exhibit D)

Smart Energy is a vitamin energy shot that we created right here in Oakland California. So what makes Smart Energy the Smart Energy? We don't have artificial sweeteners, we don't have an overload of chemicals in your system, we are just all natural clean energy to give you the boost you need without all the extras you don't.

First of all it starts with smart ingredients. One of them is Rhodiola, a herb that's been used for a really long time to help combat depression. We put that in Smart Energy as a smart mood enhancer. We also have B vitamins, which help in your cell metabolism to give you that energy boost. And also Stevia, an all natural sweetener.

Smart Energy is great option. You can have it straight, you can mix it in your juice or smoothie. It tastes great in fresh pressed juices. Smart Energy actually helps you hydrate while you work out, that's what most people say. In addition to increasing your mood, so if you weren't really in the mood to workout you have a shot of smart energy it kind of gets you pumped up, ready to go, excited about your workout, not in a jittery way.

So people just keep ordering it over and over again because I think what they really like is a nice good drink, with a nice good little punch with out making them feel weird or that odd after flavor that some energy drinks have. So I do know on a Friday or Saturday night we have a crowd coming in around the 6 or 7 o'clock hour, part of our job is to figure out what is the client doing with us, are they going somewhere else are they staying with us?

If we already know this is just the beginning of their night lets just keep their night going. I always offer to have an little extra Smart Energy to the drink if it may not be part of their regular drink its always something that people appreciate that we offer.

I love Smart Energy, it has a great taste, it has no sugar in it so its healthy. It's like all my vitamins I didn't the day before, I can have later with a drink, like a cocktail.

I'm really glad I discovered this, I tried it straight, and also tried it with some cranberry juice and it doesn't have any aftertaste.

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